Exhibit 99.1

MEDIA RELEASE

CENTOGENE Announces Shareholder Approval of All Resolutions at 2022 Annual General Meeting

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, June 27, 2022: Centogene N.V. (Nasdaq: CNTG), the commercial-stage, essential biodata life science partner for rare and neurodegenerative diseases, today announced the voting results of the Company’s Annual General Meeting. Shareholders voted in favor of all proposals, which included the appointment of Miguel Coego Rios as Managing Director and Chief Financial Officer.

The shareholders adopted the Dutch statutory annual accounts for the financial year ended December 31, 2021, and approved the discharge from liability for the members of the Management and Supervisory Boards with respect to the 2021 financial year. Also approved was the appointment of Miguel Coego Rios as Managing Director and Chief Financial Officer of the Company. In addition, the shareholders gave their approval for resolutions on Supervisory Board compensation and extended the authorization for the Company’s Management Board to issue shares and grant rights to subscribe for shares, limit and exclude pre-emption rights and acquire shares and depository receipts for shares in the Company's capital.

Peer Schatz, Chairman of the Supervisory Board at CENTOGENE, said, “We would like to thank our shareholders for their continued support of the Company’s mission. CENTOGENE is enabling such a meaningful, positive impact on reducing the burden of rare and neurodegenerative diseases for patients, their families, and society overall. As we have emerged out of the pandemic much stronger and have a refined strategy and a strong team, we believe there is a great opportunity ahead to deliver on our mission and to create substantial value for all stakeholders.”

At the 2022 Annual General Meeting of CENTOGENE, 56.4% of the Company’s issued share capital were represented.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 650,000 individuals representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2021, the Company collaborated with over 30 pharmaceutical partners.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Ben Legg

Corporate Communications

Press@centogene.com

Stern IR
Suzanne Messere

+1 (212) 698-8801

suzanne.messere@sternir.com